Exhibit (a)(5)(v)

Contact:
Name Kristyna Munoz
Phone 254 -644-1615
Email Kristyna.munoz@nuveen.com

Nuveen Taxable Municipal Income Fund Announces Final Results of Tender Offer

NEW YORK, February 19, 2019 – The Nuveen Taxable Municipal Income Fund (NYSE: NBB) announced the final results of the tender offer it conducted for a portion of its common shares.

As previously announced, the fund conducted a tender offer for up to 20 percent of its outstanding common shares for cash at a price per share equal to 100 percent of the net asset value per share determined on the date the tender offer expired. The price that shareholders will receive will be net of a repurchase fee of $0.0261 per share. The tender offer expired on February 12, 2019 at 5:00 p.m. Eastern time and was oversubscribed.

Due to the fact that the number of shares tendered exceeded the number of shares of the fund offered for purchase, the fund will purchase the maximum percentage of its respective outstanding common shares on a pro-rata basis in accordance with the number of shares duly tendered by each shareholder and the terms of the offer to purchase.

Number of Shares Tendered	Number of Tendered Shares to be Purchased	Pro-Ration Factor	Purchase Price (100% of NAV on Expiration Date less repurchase fee)	Number of Outstanding Shares after Tender Offer
12,499,735	6,838,973	0.547171040	$20.8631	27,355,891

The fund will purchase the common shares accepted for payment as promptly as practicable. Shareholders who have questions regarding the tender offer should contact their financial advisors or should call Georgeson LLC, the fund’s information agent for the tender offer, at (888) 605-8334.

About Nuveen

Nuveen, the investment manager of TIAA, offers a comprehensive range of outcome-focused investment solutions designed to secure the long-term financial goals of institutional and individual investors. Nuveen has $930 billion in assets under management as of 12/31/18 and operations in 16 countries. Its affiliates offer deep expertise across a comprehensive range of traditional and alternative investments through a wide array of vehicles and customized strategies. For more information, please visit www.nuveen.com.

The information contained on the Nuveen website is not a part of this press release.

Nuveen Securities, LLC, member FINRA and SIPC.

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747115-INV-O-02/21